

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Gregory Hauw
Chief Executive Officer
Ohanae, Inc.
54 W 40th Street
New York, NY 10018

Re: Ohanae, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed November 15, 2022
File No. 024-11927

Dear Gregory Hauw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-/A filed November 15, 2022

Summary, page 1

1. Your response to prior comment 1 indicates that you only intend to be a broker-dealer for Regulation A offerings of digital asset securities only. Please revise the first paragraph under the "Current Status and Roadmap" heading on page 1 to clearly state that the business of your subsidiary, Ohanae Securities LLC, if approved as a special purpose broker-dealer by FINRA, will be limited to the circumstances described in the December 2020 Commission statement and request for comment regarding the custody of digital asset securities by special purpose broker-dealers and that it will be unable to offer all services typically associated with that of a FINRA licensed registered broker-dealer. In this regard, we note that current disclosure, such as your statement that "Ohanae Securities

intends to register with all U.S. states to be able to act as a broker-dealer for offerings in all U.S. States", could be read to imply that you will be a full service broker-dealer.

Digital Format of Our Class B Common Stock - Ohanae Equity Tokens, page 2

2.   We note your response to prior comment 2. Please explain how the company intends to ensure that peer-to-peer transfers will be conducted in compliance with the federal securities laws.

3.   We note your response to the third bullet of prior comment 2. Please explain in greater detail how AMM technology will be used to facilitate trading.

Risk Factors, page 4

4.   We note your response to prior comment 4. Please clarify who will hold the private keys to the crypto asset securities.

5.   We note your response to prior comment 7. Please explain in greater detail how you intend to maintain the reserve on at least a 1:1 basis given the mechanics and timing of issuances of Ohanae Coins.

Business
Planned Products and Services
Fractionalized Real Estate, page 33

6.   We note that your revised disclosure removes reference to your proposed fractionalized NFT business. Please advise whether you still intend to fractionalize NFTs on your platform. If you still may engage in this line of business, please confirm again that you will treat any resulting fractionalized instruments as securities.

General

7.   We note your response to prior comment 10 and have the following comments:
   - Please clarify, if true, that the deposits represented by Signets qualify for FDIC insurance up to the legally insurable amounts as defined by the FDIC (i.e., $250,000).
   - Please explain how Signature Bank will be able to maintain accounts on behalf of the company that remain within the limits of FDIC insurance. In this regard, does the company expect that the aggregate amount of Ohanae Coins outstanding at any time always will be below $250,000 such that the amount held on deposit with Signature Bank will remain below the limits of FDIC insurance?

8.   We note your response to prior comment 11 and in the carry-over risk factor at the top of page 14. Please add risk factor disclosure addressing the risks associated with the credit risk of Signature Bank in regards to amounts deposited that back Signets, and the risks associated with relying on FDIC insurance in the event that Signature Bank defaults or otherwise is not able to meet its obligations with respect to redeeming Signet.

Gregory Hauw
Ohanae, Inc.
December 7, 2022
Page 3

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeanne Campanelli